Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

The following is a list of subsidiaries of the Company as of January 30, 2010 omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

NAME	WHERE INCORPORATED

Sterling Inc.	United States

Sterling Jewelers Inc.	United States

Sterling Jewelers LLC	United States

Sterling Jewelers Reinsurance Ltd	United States

Signet UK Holdings Inc.	United States

Checkbury Limited	England

Ernest Jones Limited	England

H. Samuel Limited	England

Leslie Davis Limited	England

Signet Group Limited	England

Signet Group Services Limited	England

Signet Holdings Limited	England

Signet Trading Limited	England

Signet Bermuda Finance Limited	Bermuda

Signet Malta Finance Limited	Malta

Signet Luxembourg Holdings Sarl	Luxembourg

Signet Luxembourg Finance Sarl	Luxembourg

Signet Luxembourg Sarl	Luxembourg